UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 29, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

NeuLion, Inc.
File No. 000-53620 - CF#35039

NeuLion, Inc. (formerly JumpTV Inc.) submitted an application under Rule 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Form 10 filed on April 9, 2009, as amended June 23, 2009; Form 8-K filed on July 27, 2012, as amended on August 28, 2012, and October 10, 2012; and Form 8-K filed on August 3, 2012.

Based on representations by NeuLion, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted Through
10.19	10	April 9, 2009	April 30, 2018
10.1	8-K	July 27, 2012	April 30, 2018
10.1	8-K	August 3, 2012	April 30, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary